UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

MeadWestvaco Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

583334107
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,813,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,813,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,299
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 429,299
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 237,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 237,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 237,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 237,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 237,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 237,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD LEADERS BRAVO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,546,251
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,546,251
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,546,251*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

* Includes 1,605,742 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,546,251
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,546,251
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,546,251*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

* Includes 1,605,742 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,546,251
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,546,251
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,546,251*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

* Includes 1,605,742 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,546,251
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,546,251
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,546,251*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

* Includes 1,605,742 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,350,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,350,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 583334107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,350,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 583334107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of MeadWestvaco Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 501 South 5th Street, Richmond, Virginia 23219.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Leaders Bravo LLC, a Delaware limited liability company (“Starboard Bravo LLC”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Bravo LLC;

(vi)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Bravo LLC and Starboard Leaders Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Bravo LLC;

(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

CUSIP NO. 583334107

(xii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(xiii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard Bravo LLC, Starboard Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard A LP, Starboard A GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC, Starboard C LP and Starboard Bravo LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Bravo LLC, Starboard Leaders Fund and the Starboard Value LP Accounts and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Bravo LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

CUSIP NO. 583334107

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Bravo LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 1,813,200 Shares beneficially owned by Starboard V&O Fund is approximately $70,614,744, excluding brokerage commissions.  The aggregate purchase price of the 429,299 Shares beneficially owned by Starboard S LLC is approximately $16,723,601, excluding brokerage commissions.  The aggregate purchase price of the 237,700 Shares beneficially owned by Starboard C LP is approximately $9,260,048, excluding brokerage commissions.  The aggregate purchase price of the 1,940,509 Shares beneficially owned by Starboard Bravo LLC is approximately $75,879,471, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 1,605,742 Shares beneficially owned by Starboard Bravo LLC, as further described in Item 6 below, is approximately $55,093,338, excluding brokerage commissions.  The aggregate purchase price of the 3,323,550 Shares held in the Starboard Value LP Accounts is approximately $130,986,168, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 2, 2014, Starboard Value LP and its affiliates (“Starboard”) delivered a letter to the Issuer’s Chairman and Chief Executive Officer, John A. Luke, Jr., and the Issuer’s Board of Directors (the “Board”).  In the letter, Starboard stated that based on its detailed research and analysis, the Issuer is deeply undervalued and that substantial opportunities exist to create significant value for shareholders based on actions within the control of management and the Board.  Starboard further stated in the letter that it believes that the combined value of the Issuer’s assets far exceeds its current share price, and that this value is being obscured by the Issuer’s excessive corporate overhead and conglomerate structure.  Starboard also expressed its belief that in order to unlock this value, management should take appropriate actions to improve operating margins, explore a separation of the Issuer’s remaining non-core assets, and improve capital allocation.

CUSIP NO. 583334107

As discussed in more detail in the letter, Starboard outlined a number of opportunities to improve the Issuer's operating margins across its five reporting segments.  Starboard outlined additional opportunities to enhance value by exploring a separation of the Issuer's non-core Specialty Chemical business and by seeking to monetize the Issuer's real estate, Brazilian timberland, and overfunded pension assets. Starboard concluded the letter by expressing its desire to continue its dialogue with the Issuer on ways to create value for the benefit of all shareholders.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 167,864,939 Shares outstanding, as of April 25, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on May 30, 2014, Starboard V&O Fund beneficially owned 1,813,200 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 1,813,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,813,200
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 583334107

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on May 30, 2014, Starboard S LLC beneficially owned 429,299 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 429,299
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 429,299
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on May 30, 2014, Starboard C LP beneficially owned 237,700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 237,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 237,700
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 237,700 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 237,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 237,700
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 583334107

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 237,700 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 237,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 237,700
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Bravo LLC

(a)	As of the close of business on May 30, 2014, Starboard Bravo LLC beneficially owned 3,546,251 Shares, including 1,605,742 Shares underlying certain call options.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 3,546,251
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,546,251
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Bravo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Leaders Fund

(a)
Starboard Leaders Fund, as a member of Starboard Bravo LLC, may be deemed the beneficial owner of the 3,546,251 shares owned by Starboard Bravo LLC, including 1,605,742 Shares underlying certain call options.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 3,546,251
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,546,251
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Bravo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 583334107

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Bravo LLC, may be deemed the beneficial owner of the 3,546,251 shares owned by Starboard Bravo LLC, including 1,605,742 Shares underlying certain call options.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 3,546,251
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,546,251
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Bravo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 3,546,251 shares owned by Starboard Bravo LLC, including 1,605,742 Shares underlying certain call options.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 3,546,251
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,546,251
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Bravo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on May 30, 2014, 3,323,550 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Bravo LLC and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,813,200 Shares owned by Starboard V&O Fund, (ii) 429,299 Shares owned by Starboard S LLC, (iii) 237,700 Shares owned by Starboard C LP, (iv) 3,546,251 Shares owned by Starboard Bravo LLC and (v) 3,323,550 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 9,350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,350,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 583334107

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Bravo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,813,200 Shares owned by Starboard V&O Fund, (ii) 429,299 Shares owned by Starboard S LLC, (iii) 237,700 Shares owned by Starboard C LP, (iv) 3,546,251 Shares owned by Starboard Bravo LLC and (v) 3,323,550 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 9,350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,350,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Bravo LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,813,200 Shares owned by Starboard V&O Fund, (ii) 429,299 Shares owned by Starboard S LLC, (iii) 237,700 Shares owned by Starboard C LP, (iv) 3,546,251 Shares owned by Starboard Bravo LLC and (v) 3,323,550 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 9,350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,350,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Bravo LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 583334107

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,813,200 Shares owned by Starboard V&O Fund, (ii) 429,299 Shares owned by Starboard S LLC, (iii) 237,700 Shares owned by Starboard C LP, (iv) 3,546,251 Shares owned by Starboard Bravo LLC and (v) 3,323,550 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 9,350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,350,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Bravo LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,813,200 Shares owned by Starboard V&O Fund, (ii) 429,299 Shares owned by Starboard S LLC, (iii) 237,700 Shares owned by Starboard C LP, (iv) 3,546,251 Shares owned by Starboard Bravo LLC and (v) 3,323,550 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,350,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Bravo LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 583334107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard purchased in the over the counter market American-style call options referencing an aggregate of (i) 92,109 Shares, which have an exercise price of $5.9809 per Share and expire on May 11, 2015, (ii) 141,850 Shares, which have an exercise price of $6.0875 per Share and expire on May 12, 2015, (iii) 241,145 Shares, which have an exercise price of $6.0568 per Share and expire on May 13, 2015, (iv) 101,942 Shares, which have an exercise price of $6.0863 per Share and expire on May 14, 2015, (v) 302,424 Shares, which have an exercise price of $6.0043 per Share and expire on May 15, 2015, (vi) 85,110 Shares, which have an exercise price of $5.9933 per Share and expire on May 18, 2015, (vii) 85,110 Shares, which have an exercise price of $6.0553 per Share and expire on May 19, 2015, (viii) 113,480 Shares, which have an exercise price of $6.0637 per Share and expire on May 22, 2015, (ix) 45,392 Shares, which have an exercise price of $6.0597 per Share and expire on May 26, 2015, (x) 178,970 Shares, which have an exercise price of $6.0915 per Share and expire on May 27, 2015, (xi) 192, 916 Shares, which have an exercise price of $6.0829 per Share and expire on May 28, 2015, and (xii) 25,294 Shares, which have an exercise price of $6.1127 per Share and expire on May 29, 2015.

Starboard sold in the over the counter market European-style put options referencing an aggregate of (i) 92,109 Shares, which have an exercise price of $5.9809 per Share and expire on May 11, 2015, (ii) 141,850 Shares, which have an exercise price of $6.0875 per Share and expire on May 12, 2015, (iii) 241,145 Shares, which have an exercise price of $6.0568 per Share and expire on May 13, 2015, (iv) 101,942 Shares, which have an exercise price of $6.0863 per Share and expire on May 14, 2015, (v) 302,424 Shares, which have an exercise price of $6.0043 per Share and expire on May 15, 2015, (vi) 85,110 Shares, which have an exercise price of $5.9933 per Share and expire on May 18, 2015, (vii) 85,110 Shares, which have an exercise price of $6.0553 per Share and expire on May 19, 2015, (viii) 113,480 Shares, which have an exercise price of $6.0637 per Share and expire on May 22, 2015, (ix) 45,392 Shares, which have an exercise price of $6.0597 per Share and expire on May 26, 2015, (x) 178,970 Shares, which have an exercise price of $6.0915 per Share and expire on May 27, 2015, (xi) 192, 916 Shares, which have an exercise price of $6.0829 per Share and expire on May 28, 2015, and (xii) 25,294 Shares, which have an exercise price of $6.1127 per Share and expire on May 29, 2015.

On May 30, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Chairman and CEO and Board of Directors, dated June 2, 2014.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Bravo LLC, Starboard Leaders Fund LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated May 30, 2014.

99.3	Power of Attorney for Jeffrey C. Smith, Mark Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 583334107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS BRAVO LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 583334107

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 583334107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share/ Premium per Option($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	33,858	37.7951	04/01/2014
Purchase of Common Stock	48,772	37.9782	04/01/2014
Purchase of Common Stock	6,470	37.9304	04/01/2014
Purchase of Common Stock	89,100	38.6045	04/02/2014
Purchase of Common Stock	89,100	38.4813	04/03/2014
Purchase of Common Stock	11,880	38.4215	04/04/2014
Purchase of Common Stock	32,670	38.7118	04/04/2014
Purchase of Common Stock	26,730	38.0618	04/07/2014
Purchase of Common Stock	2,970	38.2394	04/07/2014
Purchase of Common Stock	29,700	38.0714	04/08/2014
Purchase of Common Stock	14,850	38.6722	04/09/2014
Purchase of Common Stock	85,538	37.6592	04/11/2014
Purchase of Common Stock	33,262	37.5960	04/14/2014
Purchase of Common Stock	14,850	38.1414	04/25/2014
Purchase of Common Stock	14,850	37.7582	04/28/2014
Purchase of Common Stock	203,414	38.7149	04/30/2014
Sale of Cash-Settled Total Return Swap	(203,414)	38.7155	04/30/2014
Purchase of Common Stock	142,390	39.2039	05/01/2014
Sale of Cash-Settled Total Return Swap	(142,390)	39.2038	05/01/2014
Purchase of Common Stock	145,295	39.2860	05/02/2014

CUSIP NO. 583334107

Sale of Cash-Settled Total Return Swap	(145,295)	39.2860	05/02/2014
Purchase of Common Stock	145,295	39.5005	05/05/2014
Sale of Cash-Settled Total Return Swap	(145,295)	39.5005	05/05/2014
Purchase of Common Stock	145,295	38.9178	05/06/2014
Sale of Cash-Settled Total Return Swap	(145,295)	38.9178	05/06/2014
Purchase of Common Stock	145,295	39.0916	05/07/2014
Sale of Cash-Settled Total Return Swap	(145,295)	39.0916	05/07/2014
Purchase of Common Stock	116,237	39.5250	05/08/2014
Sale of Cash-Settled Total Return Swap	(116,237)	39.5250	05/08/2014
Purchase of Common Stock	72,649	39.5145	05/09/2014
Sale of Cash-Settled Total Return Swap	(72,649)	39.5145	05/09/2014
Purchase of Common Stock	58,118	40.3016	05/12/2014
Sale of Cash-Settled Total Return Swap	(58,118)	40.3016	05/12/2014
Purchase of Common Stock	46,495	40.0136	05/13/2014
Sale of Cash-Settled Total Return Swap	(46,495)	40.0135	05/13/2014
Purchase of Common Stock	29,058	39.7641	05/15/2014
Sale of Cash-Settled Total Return Swap	(29,058)	39.7641	05/15/2014
Purchase of Common Stock	29,059	39.6037	05/16/2014
Sale of Cash-Settled Total Return Swap	(29,059)	39.6037	05/16/2014

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	7,752	37.7951	04/01/2014
Purchase of Common Stock	11,167	37.9782	04/01/2014
Purchase of Common Stock	1,481	37.9304	04/01/2014
Purchase of Common Stock	20,400	38.6045	04/02/2014
Purchase of Common Stock	20,400	38.4813	04/03/2014

CUSIP NO. 583334107

Purchase of Common Stock	2,720	38.4215	04/04/2014
Purchase of Common Stock	7,480	38.7118	04/04/2014
Purchase of Common Stock	6,120	38.0618	04/07/2014
Purchase of Common Stock	680	38.2394	04/07/2014
Purchase of Common Stock	6,800	38.0714	04/08/2014
Purchase of Common Stock	3,400	38.6722	04/09/2014
Purchase of Common Stock	19,585	37.6592	04/11/2014
Purchase of Common Stock	7,615	37.5960	04/14/2014
Purchase of Common Stock	3,400	38.1414	04/25/2014
Purchase of Common Stock	3,400	37.7582	04/28/2014
Purchase of Common Stock	48,825	38.7149	04/30/2014
Sale of Cash-Settled Total Return Swap	(48,825)	38.7155	04/30/2014
Purchase of Common Stock	34,177	39.2039	05/01/2014
Sale of Cash-Settled Total Return Swap	(34,177)	39.2038	05/01/2014
Purchase of Common Stock	34,875	39.2860	05/02/2014
Sale of Cash-Settled Total Return Swap	(34,875)	39.2860	05/02/2014
Purchase of Common Stock	34,875	39.5005	05/05/2014
Sale of Cash-Settled Total Return Swap	(34,875)	39.5005	05/05/2014
Purchase of Common Stock	34,875	38.9178	05/06/2014
Sale of Cash-Settled Total Return Swap	(34,875)	38.9178	05/06/2014
Purchase of Common Stock	34,875	39.0916	05/07/2014
Sale of Cash-Settled Total Return Swap	(34,875)	39.0916	05/07/2014
Purchase of Common Stock	27,900	39.5250	05/08/2014
Sale of Cash-Settled Total Return Swap	(27,900)	39.5250	05/08/2014
Purchase of Common Stock	17,437	39.5145	05/09/2014

CUSIP NO. 583334107

Sale of Cash-Settled Total Return Swap	(17,437)	39.5145	05/09/2014
Purchase of Common Stock	13,950	40.3016	05/12/2014
Sale of Cash-Settled Total Return Swap	(13,950)	40.3016	05/12/2014
Purchase of Common Stock	11,160	40.0136	05/13/2014
Sale of Cash-Settled Total Return Swap	(11,160)	40.0135	05/13/2014
Purchase of Common Stock	6,975	39.7641	05/15/2014
Sale of Cash-Settled Total Return Swap	(6,975)	39.7641	05/15/2014
Purchase of Common Stock	6,975	39.6037	05/16/2014
Sale of Cash-Settled Total Return Swap	(6,975)	39.6037	05/16/2014

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	4,275	37.7951	04/01/2014
Purchase of Common Stock	6,158	37.9782	04/01/2014
Purchase of Common Stock	817	37.9304	04/01/2014
Purchase of Common Stock	11,250	38.6045	04/02/2014
Purchase of Common Stock	11,250	38.4813	04/03/2014
Purchase of Common Stock	1,500	38.4215	04/04/2014
Purchase of Common Stock	4,125	38.7118	04/04/2014
Purchase of Common Stock	3,375	38.0618	04/07/2014
Purchase of Common Stock	375	38.2394	04/07/2014
Purchase of Common Stock	3,750	38.0714	04/08/2014
Purchase of Common Stock	1,875	38.6722	04/09/2014
Purchase of Common Stock	10,800	37.6592	04/11/2014
Purchase of Common Stock	4,200	37.5960	04/14/2014
Purchase of Common Stock	1,875	38.1414	04/25/2014
Purchase of Common Stock	1,875	37.7582	04/28/2014

CUSIP NO. 583334107

Purchase of Common Stock	27,077	38.7149	04/30/2014
Sale of Cash-Settled Total Return Swap	(27,077)	38.7155	04/30/2014
Purchase of Common Stock	18,954	39.2039	05/01/2014
Sale of Cash-Settled Total Return Swap	(18,954)	39.2038	05/01/2014
Purchase of Common Stock	19,341	39.2860	05/02/2014
Sale of Cash-Settled Total Return Swap	(19,341)	39.2860	05/02/2014
Purchase of Common Stock	19,341	39.5005	05/05/2014
Sale of Cash-Settled Total Return Swap	(19,341)	39.5005	05/05/2014
Purchase of Common Stock	19,341	38.9178	05/06/2014
Sale of Cash-Settled Total Return Swap	(19,341)	38.9178	05/06/2014
Purchase of Common Stock	19,341	39.0916	05/07/2014
Sale of Cash-Settled Total Return Swap	(19,341)	39.0916	05/07/2014
Purchase of Common Stock	15,473	39.5250	05/08/2014
Sale of Cash-Settled Total Return Swap	(15,473)	39.5250	05/08/2014
Purchase of Common Stock	9,670	39.5145	05/09/2014
Sale of Cash-Settled Total Return Swap	(9,670)	39.5145	05/09/2014
Purchase of Common Stock	7,736	40.3016	05/12/2014
Sale of Cash-Settled Total Return Swap	(7,736)	40.3016	05/12/2014
Purchase of Common Stock	6,189	40.0136	05/13/2014
Sale of Cash-Settled Total Return Swap	(6,189)	40.0135	05/13/2014
Purchase of Common Stock	3,869	39.7641	05/15/2014
Sale of Cash-Settled Total Return Swap	(3,869)	39.7641	05/15/2014
Purchase of Common Stock	3,868	39.6037	05/16/2014
Sale of Cash-Settled Total Return Swap	(3,868)	39.6037	05/16/2014

CUSIP NO. 583334107

STARBOARD LEADERS BRAVO LLC

Purchase of Common Stock	461,948	38.7476	04/30/2014
Purchase of Common Stock	444,346	39.2039	05/01/2014
Purchase of Common Stock	34,493	39.4918	05/02/2014
Purchase of Common Stock	94,030	39.2306	05/02/2014
Purchase of Common Stock	207,700	39.3318	05/02/2014
Purchase of Common Stock	66,504	39.5705	05/05/2014
Purchase of Common Stock	241,581	39.4802	05/05/2014
Purchase of Common Stock	339,607	38.8983	05/06/2014
Purchase of Common Stock	50,300	38.9730	05/07/2014

Sale of Put Options	(92,109) *	0.0100**	05/09/2014
Purchase of Call Options	92,109#	33.9030##	05/09/2014
Sale of Put Options	(141,850)*	0.0100**	05/12/2014
Purchase of Call Options	141,850#	34.5126##	05/12/2014
Sale of Put Options	(241,145) *	0.0100**	05/13/2014
Purchase of Call Options	241,145#	34.3366##	05/13/2014
Sale of Put Options	(101,942) *	0.0100**	05/14/2014
Purchase of Call Options	101,942#	34.5054##	05/14/2014
Sale of Put Options	(302,424) *	0.0100**	05/15/2014
Purchase of Call Options	302,424#	34.0366##	05/15/2014
Sale of Put Options	(85,110) *	0.0100**	05/16/2014
Purchase of Call Options	85,110#	33.9738##	05/16/2014
Sale of Put Options	(85,110) *	0.0100**	05/19/2014
Purchase of Call Options	85,110#	34.3284##	05/19/2014
Sale of Put Options	(113,480) *	0.0100**	05/22/2014

* Represents shares underlying European-style put options sold in the over the counter market. These put options expire on May 11, 2015, May 12, 2015, May 13, 2015, May 14, 2015, May 15, 2015, May 18, 2015, May 19, 2015, May 22, 2015, May 26, 2015, May 27, 2015, May 28, 2015 and May 29, 2015, respectively.
** This amount represents the proceeds received from an applicable European-style put option to sell one Share. The per share exercise price of these put options is $5.9809, $6.0875, $6.0568, $6.0863, $6.0043, $5.9933, $6.0553, $6.0637, $6.0597, $6.0915, $6.0829 and $6.1127, respectively.
# Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on May 11, 2015, May 12, 2015, May 13, 2015, May 14, 2015, May 15, 2015, May 18, 2015, May 19, 2015, May 22, 2015, May 26, 2015, May 27, 2015, May 28, 2015 and May 29, 2015 respectively.
## This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $5.9809, $6.0875, $6.0568, $6.0863, $6.0043, $5.9933, $6.0553, $6.0637, $6.0597, $6.0915, $6.0829 and $6.1127 respectively.

CUSIP NO. 583334107

Purchase of Call Options	113,480#	34.3762##	05/22/2014
Sale of Put Options	(45,392) *	0.0100**	05/23/2014
Purchase of Call Options	45,392#	34.3532##	05/23/2014
Sale of Put Options	(178,970) *	0.0100**	05/27/2014
Purchase of Call Options	178,970#	34.5352##	05/27/2014
Sale of Put Options	(192,916) *	0.0100**	05/28/2014
Purchase of Call Options	192,196#	34.4859##	05/28/2014
Sale of Put Options	(25,294) *	0.0100**	05/29/2014
Purchase of Call Options	25,294#	34.6566##	05/29/2014

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

Purchase of Common Stock	11,115	37.7951	04/01/2014
Purchase of Common Stock	16,011	37.9782	04/01/2014
Purchase of Common Stock	2,124	37.9304	04/01/2014
Purchase of Common Stock	29,250	38.6045	04/02/2014
Purchase of Common Stock	29,250	38.4813	04/03/2014
Purchase of Common Stock	3,900	38.4215	04/04/2014
Purchase of Common Stock	10,725	38.7118	04/04/2014
Purchase of Common Stock	8,775	38.0618	04/07/2014
Purchase of Common Stock	975	38.2394	04/07/2014
Purchase of Common Stock	9,750	38.0714	04/08/2014
Purchase of Common Stock	4,875	38.6722	04/09/2014
Purchase of Common Stock	28,081	37.6592	04/11/2014
Purchase of Common Stock	10,919	37.5960	04/14/2014
Purchase of Common Stock	4,875	38.1414	04/25/2014
Purchase of Common Stock	4,875	37.7582	04/28/2014
Purchase of Common Stock	70,684	38.7149	04/30/2014
Sale of Cash-Settled Total Return Swap	(70,684)	38.7155	04/30/2014
Purchase of Common Stock	352,200	38.7476	04/30/2014
Purchase of Common Stock	388,259	39.2039	05/01/2014

# Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on May 11, 2015, May 12, 2015, May 13, 2015, May 14, 2015, May 15, 2015, May 18, 2015, May 19, 2015, May 22, 2015, May 26, 2015, May 27, 2015, May 28, 2015 and May 29, 2015, respectively.
## This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $5.9809, $6.0875, $6.0568, $6.0863, $6.0043, $5.9933, $6.0553, $6.0637, $6.0597, $6.0915, $6.0829 and $6.1127, respectively.
* Represents shares underlying European-style put options sold in the over the counter market. These put options expire on May 11, 2015, May 12, 2015, May 13, 2015, May 14, 2015, May 15, 2015, May 18, 2015, May 19, 2015, May 22, 2015, May 26, 2015, May 27, 2015, May 28, 2015 and May 29, 2015, respectively.
** This amount represents the proceeds received from an applicable European-style put option to sell one Share. The per share exercise price of these put options is $5.9809, $6.0875, $6.0568, $6.0863, $6.0043, $5.9933, $6.0553,
$6.0637, $6.0597, $6.0915, $6.0829  and $6.1127, respectively.

CUSIP NO. 583334107

Sale of Cash-Settled Total Return Swap	(49,479)	39.2038	05/01/2014
Purchase of Common Stock	26,299	39.4918	05/02/2014
Purchase of Common Stock	71,690	39.2306	05/02/2014
Purchase of Common Stock	158,355	39.3318	05/02/2014
Purchase of Common Stock	50,489	39.2860	05/02/2014
Sale of Cash-Settled Total Return Swap	(50,489)	39.2860	05/02/2014
Purchase of Common Stock	50,705	39.5705	05/05/2014
Purchase of Common Stock	184,187	39.4802	05/05/2014
Purchase of Common Stock	50,489	39.5005	05/05/2014
Sale of Cash-Settled Total Return Swap	(50,489)	39.5005	05/05/2014
Purchase of Common Stock	258,925	38.8983	05/06/2014
Purchase of Common Stock	50,489	38.9178	05/06/2014
Sale of Cash-Settled Total Return Swap	(50,489)	38.9178	05/06/2014
Purchase of Common Stock	38,350	38.9730	05/07/2014
Purchase of Common Stock	50,489	39.0916	05/07/2014
Sale of Cash-Settled Total Return Swap	(50,489)	39.0916	05/07/2014
Purchase of Common Stock	40,390	39.5250	05/08/2014
Sale of Cash-Settled Total Return Swap	(40,390)	39.5250	05/08/2014
Purchase of Common Stock	70,226	39.5392	05/09/2014
Purchase of Common Stock	25,244	39.5145	05/09/2014
Sale of Cash-Settled Total Return Swap	(25,244)	39.5145	05/09/2014
Purchase of Common Stock	108,150	40.2503	05/12/2014
Purchase of Common Stock	20,196	40.3016	05/12/2014
Sale of Cash-Settled Total Return Swap	(20,196)	40.3016	05/12/2014
Purchase of Common Stock	183,855	40.0450	05/13/2014
Purchase of Common Stock	16,156	40.0136	05/13/2014

CUSIP NO. 583334107

Sale of Cash-Settled Total Return Swap	(16,156)	40.0135	05/13/2014
Purchase of Common Stock	77,723	40.2420	05/14/2014
Purchase of Common Stock	230,576	39.6951	05/15/2014
Purchase of Common Stock	10,098	39.7641	05/15/2014
Sale of Cash-Settled Total Return Swap	(10,098)	39.7641	05/15/2014
Purchase of Common Stock	64,890	39.6218	05/16/2014
Purchase of Common Stock	10,098	39.6037	05/16/2014
Sale of Cash-Settled Total Return Swap	(10,098)	39.6037	05/16/2014
Purchase of Common Stock	64,890	40.0355	05/19/2014
Purchase of Common Stock	86,520	40.0912	05/22/2014
Purchase of Common Stock	34,608	40.0644	05/23/2014
Purchase of Common Stock	136,451	40.2767	05/27/2014
Purchase of Common Stock	147,084	40.2192	05/28/2014
Purchase of Common Stock	19,285	40.4183	05/29/2014